Liliane Corzo

Vice President and Senior Counsel

Capital Research and Management Company

333 South Hope Street

Los Angeles, California 90071-1406

(213) 486-9392 Tel

(213) 486-9041 Fax

lzc@capgroup.com

thecapitalgroup.com

April 14, 2016

Elisabeth Bentzinger

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-3628

Re: American Funds Emerging Markets Bond Fund (the “Fund”)

   File Nos.: 333-208636/811-23122

Dear Ms. Bentzinger:

This letter is in response to the additional comments you provided to us by telephone on April 11, 2016, and to address two outstanding responses to Comments 34 and 38 referred to in our letter to you of April 7, 2016. To the extent it is helpful, we provide the actual revised disclosure being made in the prospectus in this letter.

Comment 7

New comment: Please clarify in the chart itself that the Class A and 529-A shares are calculated as a percentage of the lesser of the offering price or current market value of the shares being sold and that the Class B, 529-B, C and 529-C are calculated as a percentage of the amount redeemed.

New response: We have updated the disclosure to address this comment, as follows:

Shareholder fees (fees paid directly from your investment)
	Share classes
	A and 529-A	B and 529-B	C and 529-C	529-E	F-1, F-2 and 529-F-1	All R share classes
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	3.75%	none	none	none	none	none
Maximum deferred sales charge (load) (as a percentage of the lesser of the original cost or current market value of shares sold)	1.00%	N/A	N/A	none	none	none
Maximum deferred sales charge (load) (as a percentage of the amount redeemed)	N/A	5.00%	1.00%	none	none	none
Maximum sales charge (load) imposed on reinvested dividends	none	none	none	none	none	none
Redemption or exchange fees	none	none	none	none	none	none

We also updated the disclosure under the section “sales charges” as follows:

Class B and C shares For Class B shares, a contingent deferred sales charge may be applied to shares you sell within six years of the date you purchased the Class B shares, as shown in the table below. The contingent deferred sales charge is calculated based on the amount redeemed. The contingent deferred sales charge is eliminated six years after purchase.

Comment 11

New comment: Rule 35d-1(d)(2) defines assets to mean “net assets, plus the amount of any borrowings for investment purposes”.

New response: We have updated the disclosure to address this comment as follows:

“The fund will invest at least 80% of its net assets (including any borrowings for investment purposes) in bonds and other debt securities, which may be represented by other investment instruments, including derivatives.”

Comment 16

New comment: State the lowest rating that the fund may invest in.

New response: We have updated the disclosure in the prospectus to read:

The fund invests primarily in securities of emerging market issuers, including for example, sovereign debt of emerging market countries and debt of companies located in or with substantial business in emerging markets.  Such securities may be rated Ba1 or below and BB+ or below, and may also include securities rated C or D by Nationally Recognized Statistical Ratings Organizations designated by the fund’s investment adviser, or in securities that are unrated but determined to be of equivalent quality by the fund’s investment adviser and are sometimes referred to as “junk bonds.” Ratings are only one of many factors the investment adviser considers when investing in emerging markets and are not necessarily determinative of the potential return on the investment.

Comment 17

New comment: Please clarify that they are not principal strategies. If they are, they should be added to the summary.

New response: The disclosure is already reflected in item 9. We have updated the disclosure to address this comment for Item 4 as follows:

The fund may hold cash or money market instruments, including commercial paper and short-term securities issued by the U.S. government, its agencies and instrumentalities.

Comment 25

New comment: “Emerging markets” in the J.P. Morgan Emerging Markets Bond Index Global Diversified is too narrow. Please disclose a broader bond index as your broad- based index.

New response: Form N-1A defines “appropriate broad-based securities market index” to mean an index “that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The purpose of including return information for a broad-based securities market index is to provide investors with a basis for evaluating a fund’s performance and risks relative to the market.

We believe that J.P. Morgan Emerging Markets Bond Index Global Diversified qualifies under Form N-1A both because it is administered by J.P. Morgan, which is not affiliated to the Fund, CRMC, and the principal underwriter and because the index widely covers the emerging markets universe. In addition, it is widely recognized and used. We note that as of 12/31/15 the index represented at least 65 emerging market countries. We also note that other emerging markets bond funds registered with the SEC use J.P. Morgan Emerging Markets Bond Index Global indexes as their broad-based indexes.

Comment 34

New comment: The policies described regarding the holdings of incomplete purchase orders for the three day, the default pro-rata or the money market fund allocation, the default allocation from Class B to Class A and the default allocation when the class is not specified in the order are not in accordance with rule 22c-1.

New response: We are reviewing our practices in this area. We have updated the disclosure to address this comment to read:

Purchase, exchange and sale of shares

The fund’s transfer agent, on behalf of the fund and American Funds Distributors,® the fund’s distributor, is required by law to obtain certain personal information from you or any other person(s) acting on your behalf in order to verify your or such person’s identity. If you do not provide the information, the transfer agent may not be able to open your account. If the transfer agent is unable to verify your identity or that of any other person(s) authorized to act on your behalf, or believes it has identified potentially criminal activity, the fund and American Funds Distributors reserve the right to close your account or take such other action they deem reasonable or required by law.

When purchasing shares, you should designate the fund or funds in which you wish to invest. Subject to the exception below, I~~i~~f no fund is designated, your money will be held uninvested (without liability to the transfer agent for loss of income or appreciation pending receipt of proper instructions) until investment instructions are received, but for no more than three business days. Your investment will be made at the net asset value (plus any applicable sales charge, in the case of Class A shares) next determined after investment instructions are received and accepted by the transfer agent. If investment instructions are not received, your money will be returned. ~~invested in Class A shares of American Funds U.S. Government Money Market Fund ®on the third business day after the receipt of your investment.~~

Class B shares Class B and 529-B shares may not be purchased or acquired, except by exchange from Class B or 529-B shares of another fund in the American Funds family. If you designate Class B or 529-B shares for investment, your money will be held uninvested (without liability to the transfer agent for loss of income or appreciation pending receipt of proper instructions) until investment instructions are received that designate an eligible share class, but for no more than three business days. Your investment will be made at the net asset value (plus any applicable sales charge, in the case of Class A shares) next determined after investment instructions are received and accepted by the transfer agent. If investment instructions designating an appropriate share class are not received, your money will be returned.

~~Any other investment received by the fund that is intended for Class B or 529-B shares will be invested in Class A or 529-A shares and will be subject to any applicable sales charges.~~

Comment 38

New comment: The prospectus states that if an individual type-account shareholder does not choose a share class at the time of investment, then the purchase amount will be invested in Class A shares of the Fund. Please explain the legal basis under Rule 22c-1 of the 1940 Act for allocating amounts not received in good order to Class A shares of the Fund.

New response: We are reviewing our practices in this area. We have updated the disclosure to address this comment to read:

Choosing a share class

The fund offers different classes of shares through this prospectus. The services or share classes available to you may vary depending upon how you wish to purchase shares of the fund. Each share class represents an investment in the same portfolio of securities, but each class has its own sales charge and expense structure, allowing you to choose the class that best fits your situation. For example, Class F-1 shares are subject to a 12b-1 fee while Class F-2 shares are not. The different fee structures allow the investor to choose how to pay for advisory platform expenses. Class R shares offer different levels of 12b-1 and recordkeeping fees so that a plan can choose the class that best meets the cost associated with obtaining investment related services and participant level recordkeeping for the plan. When you purchase shares of the fund for an individual-type account, you should ~~should~~ must choose a share class. ~~If none is chosen, your investment will be made in Class A shares or, in the case of a 529 plan investment, Class 529-A shares.~~

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Thank you for your consideration of our responses to your additional and new comments.  We hope to have the Fund’s Registration Statement declared as soon as possible.  As such, we would greatly appreciate your comments to this letter.  We look forward to your response to this letter.

If you have any questions, please do not hesitate to contact me at (213) 486-9392.

Sincerely,

/s/ Liliane Corzo

Liliane Corzo